Mail Stop 4561
Via fax (469) 357-6566

October 5, 2007

Pallab Chatterjee
Interim CEO
i2 Technologies, Inc.
One i2 Place
11701 Luna Road
Dallas, TX 75234

> **Re: i2 Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 30, 2007**
> **Form 8-K Filed May 1, 2007**
> **File No. 000-50327**

Dear Mr. Chatterjee:

We have reviewed your response letter dated July 12, 2007 in addition to the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments. Unless otherwise noted where prior comments are referred to they refer to our letter dated June 8, 2007.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Notes to Consolidated Financial Statements

Consolidated Statements of Operations and Comprehensive Income, page F-3

1. We note your response to our prior comment 6 where you confirmed that while software solutions revenue include revenues from product license fees accounted for pursuant to SOP 97-2 and revenues from licenses and services under contracts accounted for pursuant to SOP 81-1, the SOP 97-2 license revenues represented less than 10% of total revenues for each period presented. We further note,

however, that software solutions revenues also includes "recurring revenues" from subscription licenses (SOP 97-2 licenses), which represented 12% of total revenues for fiscal 2006. While the Staff does not take exception to the Company combining the SOP 97-2 and SOP 81-1 "product" revenues in a single line item for income statement presentation purposes, considering the various arrangements that are included in your software solutions revenue and cost of revenue, we do believe that revisions to your MD&A and footnote disclosures may be warranted. Regarding MD&A, we note from your disclosures on page 35 that the gross margin for total software solutions was 83% in fiscal 2006, however, it is not clear what contribution each of these products (SOP 97-2 licenses, subscription arrangements and SOP 81-1 contracts) made to the Company's gross margins. Where there is significant disparity amongst these products with regards to pricing, margins, etc, we believe that an investor would benefit from a more detailed discussion of how each of these revenue streams contribute to the Company's overall operations. Please revise your MD&A disclosures in your next filing accordingly. Further, in an effort toward transparency, the Company may choose to provide a breakdown of these various products and cost of revenues on the face of the income statement, to which the Staff would not take exception.

2.   Further, we note arrangements that include a right to unspecified future products are accounted for as subscriptions and revenue is recognized ratably over the term of the arrangement and is included as recurring revenues in your software solutions line item. Please tell us whether your subscription arrangements also include maintenance and other services. If so, tell us whether the revenues from such services are included in software solutions revenues or whether they are allocated to maintenance and other service revenues. If the latter is the case, then tell us how you were able to reasonably allocate the revenues between software solutions (product) and service revenues. If the recurring revenues included in software solutions includes both product and services, then tell us how you considered presenting a separate line item for revenues and cost of revenues for bundled arrangements that include both product and services, which are not separable pursuant to GAAP.

Note 1: Summary of Significant Accounting Policies

Revenue Recognition, page F-9

3.   We note your response to our prior comment 7 where you indicate that within excess of 80% of the Company's 2006 maintenance renewals fell within your VSOE range. Tell us the range and tell us how you determined that such range supports your determination of VSOE of fair value for maintenance services.

* * * * * * *

Pallab Chatterjee
i2 Technologies, Inc.
October 5, 2007
Page 3

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kari Jin at (202) 551-3481 or the undersigned at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief